Term Sheet
To underlying supplement No. 1 dated September 29, 2009,
product supplement AF dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Term Sheet No. 1270AF Registration Statement No. 333-162195 Dated July 21, 2011; Rule 433
Deutsche Bank AG
Structured Investments	Deutsche Bank $ Return Enhanced Notes Linked to the TOPIX® Index due October 27, 2011
General
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The notes are designed for investors who seek a return at maturity of two times the potential positive performance (if any) of the TOPIX® Index up to a Maximum Return on the notes of between 7.00% and 7.60% (to be determined on the Trade Date).  The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Ending Index Level is less than the Initial Index Level. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing October 27, 2011†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about July 22, 2011 (the “Trade Date”) and are expected to settle on or about July 27, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The TOPIX® Index (the “Index”) (Ticker: TPX)
Upside Leverage Factor:	2
Maximum Return:	7.00% - 7.60% (to be determined on the Trade Date)
Payment at Maturity:	•
If the Ending Index Level is greater than the Initial Index Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount multiplied by the Index Return multiplied by the Upside Leverage Factor, subject to the Maximum Return, calculated as follows:

$1,000 +[$1,000 x the lesser of (i) Index Return x Upside Leverage Factor and (ii) the Maximum Return]
	•	If the Ending Index Level is equal to the Initial Index Level , you will be entitled to receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of notes.
•
If the Ending Index Level is less than the Initial Index Level, you will lose 1.00% of the Face Amount of your notes for every 1.00% that the Ending Index Level is less than the Initial Index Level, and you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level. Any Payment at Maturity is subject to the credit of the Issuer.
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level
Initial Index Level
The Index Return may be positive, zero or negative.
Initial Index Level:
A level of the Index to be determined on the Trade Date in the sole discretion of the calculation agent. The Initial Index Level may or may not be the Index closing level on the Trade Date. See “Selected Risk Considerations — Potential Conflicts” in this term sheet.

Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates
Averaging Dates†:	October 18, 2011, October 19, 2011, October 20, 2011, October 21, 2011 and October 24, 2011 (the “Final Averaging Date”)
Maturity Date†:	October 27, 2011
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	2515A1 AD 3 / US2515A1AD38
†
Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of Securities — Payment at Maturity — Postponement of Observation Date; Averaging Dates.”

Investing in the Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page 12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$2.50	$997.50
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $997.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see “Supplemental Plan of Distribution” in this term sheet for information about fees.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

JPMorgan
Placement Agent
July 21, 2011

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the underlying supplement No. 1 dated September 29, 2009, product supplement AF dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement AF dated September 29, 2009:
http://sec.gov/Archives/edgar/data/1159508/000119312509200191/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

All references to “Initial Index Level,” “Final Index Level” and “Index Return” in this term sheet shall be deemed to refer to “Initial Level,” “Final Level” and “Underlying Return” as used in the accompanying product supplement.

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical return at maturity on the notes.  The hypothetical returns set forth below assume an Initial Index Level of 860.00, an Upside Leverage Factor of 2 and a Maximum Return on the notes of 7.30%.  The actual Initial Index Level and Maximum Return will be set on the Trade Date. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Index Return, determined using the Index closing levels on the specified Averaging Dates.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Return on Notes (%)	Payment at Maturity ($)
1,720.00	100.00%	7.30%	$1,073.00
1,634.00	90.00%	7.30%	$1,073.00
1,548.00	80.00%	7.30%	$1,073.00
1,462.00	70.00%	7.30%	$1,073.00
1,376.00	60.00%	7.30%	$1,073.00
1,290.00	50.00%	7.30%	$1,073.00
1,204.00	40.00%	7.30%	$1,073.00
1,118.00	30.00%	7.30%	$1,073.00
1,032.00	20.00%	7.30%	$1,073.00
946.00	10.00%	7.30%	$1,073.00
891.39	3.65%	7.30%	$1,073.00
881.50	2.50%	5.00%	$1,050.00
868.60	1.00%	2.00%	$1,020.00
860.00	0.00%	0.00%	$1,000.00
817.00	-5.00%	-5.00%	$950.00
774.00	-10.00%	-10.00%	$900.00
688.00	-20.00%	-20.00%	$800.00
602.00	-30.00%	-30.00%	$700.00
516.00	-40.00%	-40.00%	$600.00
430.00	-50.00%	-50.00%	$500.00
344.00	-60.00%	-60.00%	$400.00
258.00	-70.00%	-70.00%	$300.00
172.00	-80.00%	-80.00%	$200.00
86.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 860.00 to an Ending Index Level of 881.50.  Because the Ending Index Level of 881.50 is greater than the Initial Index Level of 860.00 and the Index Return of 2.50% multiplied by 2 does not exceed the hypothetical Maximum Return of 7.30%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (2.50% x 2)] = $1,050.00

Example 2: The level of the Index increases from the Initial Index Level of 860.00 to an Ending Index Level of 1,032.00.  Because the Index Return of 20.00% multiplied by 2 exceeds the hypothetical Maximum Return of 7.30%, the investor receives a Payment at Maturity of $1,073.00 per $1,000 Face Amount of notes, the maximum payment on the notes.

Example 3: The Initial Index Level and Ending Index Level are both 860.00.  Because the Index Return is 0.00%, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 4: The level of the Index decreases from the Initial Index Level of 860.00 to an Ending Index Level of 774.00.  Because the Ending Index Level of 774.00 is less than the Initial Index Level of 860.00, the Index Return is negative and the investor will receive a Payment at Maturity of $900.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (-10.00%)] = $900.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 2, up to the Maximum Return on the notes of between 7.00% and 7.60%, resulting in a maximum Payment at Maturity of between $1,070.00 and $1,076.00 for every $1,000 Face Amount of notes.  The actual Maximum Return on the notes will be set on the Trade Date.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE TOPIX® INDEX – The return on the notes, which may be positive, zero or negative, is linked to the TOPIX® Index. The TOPIX® Index consists of all common stocks listed on the First Section of the Tokyo Stock Exchange that have an accumulative length of listing of at least six months. The TOPIX® Index is a weighted index, the component stocks of which are reviewed and selected every six months, with the market price of each component stock multiplied by the number of shares listed. This is just a summary of the TOPIX® Index. For more information on the TOPIX® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Tokyo Stock Price Index” in the accompanying underlying supplement no. 1 dated September 29, 2009.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange, and (ii) your gain or loss on the notes should be short-term capital gain or loss.  If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including whether short-term instruments such as the notes should be subject to any such accrual regime; the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided.  If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the Face Amount, regardless of the appreciation in the Index, which may be significant.  We refer to this percentage as the Maximum Return, which will be set on the Trade Date and will be between 7.00% and 7.60%. Accordingly, the maximum Payment at Maturity is expected to be between $1,070.00 and $1,076.00 for every $1,000 Face Amount of notes.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

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NON-U.S. SECURITIES MARKETS RISKS – Because foreign companies or foreign equity securities comprising the TOPIX® Index may be publicly traded in the applicable foreign country and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-share-holdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the TOPIX® Index would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Ending Index Level and Payment at Maturity based on closing levels of the Index in the market. In addition, although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Initial Index Level in good faith, such determinations and actions could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Index Level, that might affect the value of your notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time remaining to maturity of the notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or the Averaging Dates could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the TOPIX® Index based on the daily Index closing levels from July 21, 2006 through July 21, 2011.  The Index closing level on July 21, 2011 was 860.11.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $2.50 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.